EXHIBIT 99.6

March 7, 2014

To the Board and Management of Pixelworks, Inc.:

I hereby resign from the board of directors of Pixelworks, Inc. (the “Company”), effective immediately. There were no disagreements between the Company and me relative to this resignation.

Thank you for the opportunity to be of service to the Company.

Sincerely,

/s/ Bradley Shisler

Bradley Shisler

Director